Exhibit 99.3

POLYPID LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Tal Vilnai, Secretary and General Counsel of PolyPid Ltd. (the “Company”) and Ms. Orna Blum, Assistant Secretary and Legal Counsel of the Company, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on September 18, 2023 at 2:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

POLYPID LTD.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: September 18, 2023

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve a reverse share split of the Company’s issued and outstanding ordinary shares at a ratio of between 1:10 and 1:30, such that, depending on the ratio, every 10 ordinary shares and up to 30 ordinary shares shall be converted into 1 ordinary share, to be effected, if effected, at the discretion of, and at such date to be determined by the board of directors, within 12 months of the Meeting, as set forth in the proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.